Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2024 and December 31, 2023 and
for the three and six months ended June 30, 2024 and 2023

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2024	Dec. 31, 2023
Assets
Non-current assets
Investment properties	3	$85,201	$82,915
Equity accounted investments	4	18,887	19,435
Property, plant and equipment	5	10,405	11,085
Goodwill	6	1,419	1,450
Intangible assets	7	1,041	1,054
Other non-current assets	8	6,165	6,170
Loans and notes receivable		457	427
Total non-current assets		123,575	122,536
Current assets
Loans and notes receivable		1,206	1,365
Accounts receivable and other	9	2,844	3,483
Cash and cash equivalents		2,401	2,341
Total current assets		6,451	7,189
Assets held for sale	10	2,599	1,852
Total assets		132,625	131,577

Liabilities and equity
Non-current liabilities
Debt obligations(1)	11	52,686	53,393
Capital securities	12	2,330	2,040
Other non-current liabilities	14	2,405	2,188
Deferred tax liabilities		3,263	3,457
Total non-current liabilities		60,684	61,078
Current liabilities
Debt obligations(1)	11	15,895	15,319
Capital securities	12	749	795
Accounts payable and other liabilities	15	6,627	5,741
Total current liabilities		23,271	21,855
Liabilities associated with assets held for sale	10	169	57
Total liabilities		84,124	82,990
Equity
Limited partners	16	7,985	8,084
General partner	16	4	4
Preferred equity	16	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	14,266	14,447
FV LTIP units of the Operating Partnership	16, 17	13	21
Interests of others in operating subsidiaries and properties	17	25,534	25,332
Total equity		48,501	48,587
Total liabilities and equity		$132,625	$131,577
See accompanying notes to the condensed consolidated financial statements.
(1)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2024	2023	2024	2023
Commercial property revenue	18	$1,545	$1,416	$3,084	$2,902
Hospitality revenue	19	682	687	1,277	1,252
Investment and other revenue	20	196	224	382	413
Total revenue		2,423	2,327	4,743	4,567
Direct commercial property expense	21	600	552	1,211	1,140
Direct hospitality expense	22	536	525	1,069	1,033
Investment and other expense		10	7	20	76
Interest expense		1,281	1,174	2,494	2,341
General and administrative expense	23	341	352	681	684
Total expenses		2,768	2,610	5,475	5,274
Fair value (losses), net	24	(508)	(58)	(880)	(111)
Share of net earnings (loss) from equity accounted investments	4	111	(198)	243	(174)
(Loss) before income taxes		(742)	(539)	(1,369)	(992)
Income tax expense (benefit)	13	47	(81)	129	(140)
Net (loss)		$(789)	$(458)	$(1,498)	$(852)

Net (loss) attributable to:
Limited partners		$(173)	$(191)	$(311)	$(274)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(309)	(339)	(556)	(488)
FV LTIP units of the Operating Partnership		(1)	(1)	(1)	(1)
Interests of others in operating subsidiaries and properties		(306)	73	(630)	(89)
Total		$(789)	$(458)	$(1,498)	$(852)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2024	2023	2024	2023
Net loss		$(789)	$(458)	$(1,498)	$(852)
Other comprehensive (loss) income	25
Items that may be reclassified to net (loss):
Foreign currency translation		(35)	87	(209)	186
Cash flow hedges		(14)	275	12	231
Equity accounted investments		(14)	18	(19)	4
Items that will not be reclassified to net (loss):
Securities - fair value through other comprehensive (loss) income ("FVTOCI")		(4)	(2)	5	(15)
Share of revaluation deficit on equity accounted investments		(1)	—	(1)	—
Remeasurement of defined benefit obligations		—	(2)	—	(2)
Revaluation surplus (deficit)		—	(2)	—	2
Total other comprehensive (loss) income		(68)	374	(212)	406
Total comprehensive loss		$(857)	$(84)	$(1,710)	$(446)

Comprehensive loss attributable to:
Limited partners
Net loss		$(173)	$(191)	$(311)	$(274)
Other comprehensive (loss) income		(16)	97	(55)	109
		(189)	(94)	(366)	(165)
General Partner
Net loss		$—	$—	$—	$—
Other comprehensive income (loss)		—	—	—	—
		—	—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(309)	(339)	(556)	(488)
Other comprehensive (loss) income		(28)	174	(98)	195
		(337)	(165)	(654)	(293)
FV LTIP units of the Operating Partnership
Net loss		(1)	(1)	(1)	(1)
Other comprehensive income (loss)		—	—	—	—
		(1)	(1)	(1)	(1)
Interests of others in operating subsidiaries and properties
Net (loss) income		(306)	73	(630)	(89)
Other comprehensive (loss) income		(24)	103	(59)	102
		(330)	176	(689)	13
Total comprehensive loss		$(857)	$(84)	$(1,710)	$(446)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(311)	—	—	(311)	—	—	—	—	—	—	(556)	(1)	(630)	(1,498)
Other comprehensive loss	—	—	—	(55)	(55)	—	—	—	—	—	—	(98)	—	(59)	(212)
Total comprehensive loss	—	(311)	—	(55)	(366)	—	—	—	—	—	—	(654)	(1)	(689)	(1,710)
Distributions	—	(226)	—	—	(226)	—	—	—	—	—	—	(404)	—	(1,111)	(1,741)
Preferred distributions	—	(8)	—	—	(8)	—	—	—	—	—	—	(14)	—	—	(22)
Issuance (repurchase) of interests in operating subsidiaries	511	(8)	(2)	—	501	—	—	—	—	—	—	889	(5)	2,002	3,387
Change in relative interests of non-controlling interests	—	—	1	(1)	—	—	—	(2)	2	—	—	2	(2)	—	—
Balance as at Jun. 30, 2024	$6,975	$(1,490)	$2,547	$(47)	$7,985	$4	$2	$(3)	$1	$4	$699	$14,266	$13	$25,534	$48,501

Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
Net loss	—	(274)	—	—	(274)	—	—	—	—	—	—	(488)	(1)	(89)	(852)
Other comprehensive income	—	—	—	109	109	—	—	—	—	—	—	195	—	102	406
Total comprehensive (loss) income	—	(274)	—	109	(165)	—	—	—	—	—	—	(293)	(1)	13	(446)
Distributions	—	(217)	—	—	(217)	—	—	—	—	—	—	(387)	(1)	(2,226)	(2,831)
Preferred distributions	—	(8)	—	—	(8)	—	—	—	—	—	—	(14)	—	—	(22)
Issuance (repurchase) of interest in operating subsidiaries	603	24	(11)	—	616	—	—	—	—	—	—	1,100	(14)	7,197	8,899
Change in relative interest of non-controlling interests	—	—	2	—	2	—	—	—	—	—	—	5	(7)	—	—
Balance as at Jun. 30, 2023	$6,464	$(542)	$2,517	$6	$8,445	$4	$2	$(1)	$(1)	$4	$699	$15,099	$22	$23,068	$47,337
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2024	2023
Operating activities
Net loss		$(1,498)	$(852)
Share of equity accounted (earnings) loss, net of distributions		(51)	221
Fair value losses, net	24	880	111
Deferred income tax expense (benefit)	13	7	(200)
Depreciation and amortization	21,22	230	216
Working capital and other		928	(348)
		496	(852)
Financing activities
Debt obligations, issuance		10,596	8,117
Debt obligations, repayments		(9,962)	(10,707)
Capital securities redeemed		(12)	(7)
Non-controlling interests, issued		2,102	4,499
Non-controlling interests, purchased		(10)	(51)
Settlement of deferred consideration		142	(29)
Repayment of lease liabilities		(21)	(12)
Issuances to limited partnership unitholders		508	603
Issuances to redeemable/exchangeable and special limited partnership unitholders		908	1,077
Redemption of FV LTIP units of the Operating Partnership		(5)	(12)
Distributions to non-controlling interests in operating subsidiaries		(1,118)	(2,226)
Preferred distributions		(22)	(22)
Distributions to limited partnership unitholders		(226)	(217)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(404)	(387)
Distributions to holders of FV LTIP units of the Operating Partnership		—	(1)
		2,476	625
Investing activities
Acquisitions
Investment properties		(3,527)	(2,696)
Property, plant and equipment		(197)	(209)
Equity accounted investments		(251)	(169)
Financial assets and other		(348)	(655)
Cash acquired in business combinations		—	930
Acquisition of subsidiaries		40	—
Dispositions
Investment properties		131	496
Property, plant and equipment		208	201
Equity accounted investments		823	695
Financial assets and other		243	392
Disposition of subsidiaries		—	(5)
Restricted cash and deposits		10	(21)
		(2,868)	(1,041)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		104	(1,268)
Net change in cash classified within assets held for sale		(28)	(4)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(16)	20
Balance, beginning of period		2,341	4,020
Balance, end of period		$2,401	$2,768

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$82	$103
Interest (excluding dividends on capital securities)		$2,250	$2,228
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM”, respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2024 were approved and authorized for issue by the Board of Directors of the partnership on August 9, 2024.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2023, except as disclosed below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2023. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS as issued by the IASB. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of accounting standards
i.Classification of Liabilities as Current or Non-Current, Amendments to IAS 1 (“IAS 1 Amendments”)
The partnership adopted the IAS 1 Amendments as of January 1, 2024, its mandatory effective date. The IAS 1 Amendments affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expense.

The IAS 1 Amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if an entity complies with any covenants with which it is required to comply on or before the end of the reporting period, explain that the requirement to comply with any covenants after the reporting period is not considered in the classification as current or non-current, and introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The partnership has applied the IAS 1 Amendments retrospectively and the December 31, 2023 comparative period has been restated with $13.3 billion of current liabilities being classified as non-current liabilities. This is on the basis of extension options giving the partnership substantive existing rights to defer settlement by twelve months as at December 31, 2023. Prior to the amendments being applied, the extension options had not been included in the assessment of classification as current or non-current as the partnership’s rights to defer settlement of these liabilities are not unconditional.

For the partnership’s equity accounted investments, the IAS 1 Amendments are also applied to the underlying results for the summarized financial information disclosed in Note 4. The December 31, 2023 comparative period has been restated with $3.2 billion of current liabilities being restated as non-current liabilities.

The loan agreements for certain of these non-current liabilities have financial covenants, such as minimum debt yield and maximum loan to value, which must be met periodically, and/or are a condition of extension within twelve months of the reporting period.

d)Future accounting policies
The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures.

The partnership is also currently assessing the impact of Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments.

e)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2024.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Six months ended Jun. 30, 2024			Year ended Dec. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$77,699	$5,216	$82,915	$66,067	$2,518	$68,585
Changes resulting from:
Property acquisitions	3,471	67	3,538	2,543	829	3,372
Capital expenditures	456	720	1,176	732	1,326	2,058
Property dispositions(1)	(149)	—	(149)	(1,478)	(44)	(1,522)
Fair value (losses) gains, net	(805)	160	(645)	(1,410)	92	(1,318)
Foreign currency translation	(1,038)	(67)	(1,105)	646	80	726
Transfer between commercial properties and commercial developments	504	(504)	—	940	(940)	—
Acquisition of Foreign Investments(2)	—	—	—	11,286	1,408	12,694
Reclassifications to assets held for sale and other changes	(515)	(14)	(529)	(1,627)	(53)	(1,680)
Balance, end of period(3)	$79,623	$5,578	$85,201	$77,699	$5,216	$82,915
(1)Property dispositions represent the fair value on date of sale.
(2)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.
(3)Includes right-of-use assets related to commercial properties and commercial developments of $1,197 million and $132 million, respectively, as of June 30, 2024 (December 31, 2023 - $1,116 million and $130 million). Current lease liabilities of $37 million (December 31, 2023 - $37 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $1,059 million (December 31, 2023 - $995 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impact of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Jun. 30, 2024			Dec. 31, 2023
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	7.0%	5.6%	11	7.0%	5.5%	11
Retail(2)	Discounted cash flow	7.1%	5.5%	10	7.2%	5.5%	10
LP Investments(3)	Discounted cash flow	8.4%	5.9%	9	8.4%	5.8%	9
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2023 - 6.7%).
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2023 - 6.2%)
(3)The valuation method used to value multifamily, self-storage and manufactured housing properties is the direct capitalization method. At June 30, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.8% (December 31, 2023 - 4.6%).

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(h) in the consolidated financial statements as of December 31, 2023:

	Jun. 30, 2024				Dec. 31, 2023
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$19,433	$944	$—	$—	$20,194	$859
Retail	—	—	19,190	69	—	—	19,385	67
LP Investments	—	—	41,000	4,565	—	—	38,120	4,290
Total	$—	$—	$79,623	$5,578	$—	$—	$77,699	$5,216

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of June 30, 2024, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Jun. 30, 2024
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$425	$618	$1,028
Retail	349	547	883
LP Investments(1)	941	1,186	1,915
Total	$1,715	$2,351	$3,826
(1)     The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the discounted cash flow method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. The partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Joint Ventures	15% - 60%	15% - 75%	$18,620	$19,142
Associates	16% - 50%	16% - 50%	267	293
Total			$18,887	$19,435

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2024 and December 31, 2023:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Equity accounted investments, beginning of period	$19,435	$19,943
Additions	252	476
Disposals and return of capital distributions	(706)	(863)
Share of net earnings (losses) from equity accounted investments	243	(94)
Distributions received	(192)	(212)
Foreign currency translation	(95)	220
Reclassification (to) assets held for sale	—	(54)
Acquisition of Foreign Investments(1)	—	211
Other comprehensive income and other	(50)	(192)
Equity accounted investments, end of period	$18,887	$19,435
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Jun. 30, 2024			Dec. 31, 2023
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.3%	5.0%	11	7.4%	5.0%	11
Retail(2)	Discounted cash flow	6.7%	5.0%	10	6.6%	5.1%	10
LP Investments(3)	Discounted cash flow	7.7%	5.8%	10	7.7%	5.9%	10
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2023 - 6.7%).
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2% (December 31, 2023 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At June 30, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.7% (December 31, 2023 - 4.5%). The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Non-current assets	$72,128	$72,084
Current assets	3,401	4,728
Total assets	75,529	76,812
Non-current liabilities(1)	25,405	28,411
Current liabilities(1)	10,088	8,008
Total liabilities	35,493	36,419
Net assets	40,036	40,393
Partnership’s share of net assets	$18,887	$19,435
(1)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Revenue	$1,282	$1,281	$2,607	$2,640
Expenses	1,102	1,076	2,210	2,167
(Loss) income from equity accounted investments(1)	(5)	(2)	32	9
Income before fair value gains (losses), net	175	203	429	482
Fair value gains (losses), net	509	(661)	528	(1,037)
Net Income (loss)	684	(458)	957	(555)
Partnership’s share of net earnings (loss)	$111	$(198)	$243	$(174)
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the U.K. and a portfolio of hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	1 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the six months ended June 30, 2024 and for the year ended December 31, 2023:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Cost:
Balance at the beginning of period	$10,486	$9,050
Additions	206	540
Disposals	(243)	(169)
Foreign currency translation	(92)	153
Acquisition of Foreign Investments(1)	—	945
Reclassification (to) assets held for sale and other	(392)	(33)
	9,965	10,486
Accumulated fair value changes:
Balance at the beginning of period	2,027	1,376
Revaluation gains, net(2)	—	647
Disposals	(11)	(37)
Foreign currency translation	(23)	45
Reclassification (to) assets held for sale and other	(114)	(4)
	1,879	2,027
Accumulated depreciation:
Balance at the beginning of period	(1,428)	(1,025)
Depreciation	(215)	(411)
Disposals	117	37
Foreign currency translation	18	(37)
Reclassification to assets held for sale and other	69	8
	(1,439)	(1,428)
Total property, plant and equipment(3)	$10,405	$11,085
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.
(2)The prior year end includes revaluation gains of $704 million recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $57 million recorded in other fair value changes in the consolidated statements of income.
(3)Includes right-of-use assets of $279 million (December 31, 2023 - $304 million).

NOTE 6. GOODWILL
Goodwill of $1,419 million at June 30, 2024 (December 31, 2023 - $1,450 million) is primarily attributable to short-break destinations across the United Kingdom and Ireland (“U.K. and Ireland Short Stay”) of $762 million (December 31, 2023 - $767 million), an office portfolio in Germany of $401 million (December 31, 2023 - $413 million) and a mixed-use asset in South Korea of $190 million (December 31, 2023 - $201 million). The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of June 30, 2024 and for the year ended December 31, 2023.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $901 million as of June 30, 2024 (December 31, 2023 - $905 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	25
Customer relationships	22
Other	4 to 88

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of June 30, 2024 and for the year ended December 31, 2023.

The following table presents the components of the partnership’s intangible assets as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Cost	$1,138	$1,138
Accumulated amortization	(97)	(84)
Total intangible assets	$1,041	$1,054

The following table presents a roll forward of the partnership’s intangible assets for the six months ended June 30, 2024 and the year ended December 31, 2023:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Balance, beginning of period	$1,054	$966
Acquisitions	10	9
Disposals	(2)	1
Amortization	(14)	(29)
Acquisition of Foreign Investments(1)	—	60
Foreign currency translation	(7)	49
Other	—	(2)
Balance, end of period	$1,041	$1,054
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Securities - FVTPL	$3,232	$3,240
Derivative assets	138	192
Securities - FVTOCI	36	61
Other marketable securities	28	28
Restricted cash	568	581
Inventory	1,945	1,858
Accounts receivables - non-current	47	43
Other	171	167
Total other non-current assets	$6,165	$6,170

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at June 30, 2024 of $1,499 million (December 31, 2023 - $1,424 million). It also includes the partnership’s investment in a U.S. department store chain with a carrying value of the financial asset at June 30, 2024 of $551 million (December 31, 2023 - $551 million).

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Derivative assets	$523	$299
Accounts receivable - net of expected credit loss of $67 million (December 31, 2023 - $63 million)	941	1,355
Restricted cash	319	326
Prepaid expenses	279	270
Inventory	278	131
Other current assets(1)	504	1,102
Total accounts receivable and other	$2,844	$3,483
(1)The prior year includes loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure. In the six months ended June 30, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the condensed consolidated balance sheet.

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Investment properties	$2,107	$1,673
Equity accounted investments	—	127
Property, plant and equipment	367	2
Accounts receivable and other assets	125	50
Assets held for sale	$2,599	$1,852
Accounts payable and other liabilities	169	57
Liabilities associated with assets held for sale	$169	$57

The following table presents the change to the components of the assets held for sale for the six months ended June 30, 2024 and the year ended December 31, 2023:

(US$ Millions)	Six months ended Jun. 30, 2024	Twelve months ended Dec. 31, 2023
Balance, beginning of period	$1,852	$576
Reclassification to assets held for sale, net	1,149	1,798
Disposals	(476)	(525)
Fair value adjustments	16	(67)
Foreign currency translation	—	1
Acquisition of Foreign Investments(1)	—	47
Other	58	22
Balance, end of period	$2,599	$1,852
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.

At December 31, 2023, assets held for sale included five office assets in the U.S., four malls in the U.S., two hotels in the U.S., and one logistics asset in the U.S. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

In the first quarter of 2024, the partnership sold two hotels in the U.S. for net proceeds of approximately $120 million.

In the second quarter of 2024, the partnership sold a partial interest in an office asset in the United Arab Emirates, five hospitality assets in the U.S. and one retail asset in the U.S. for net proceeds of approximately $173 million.

At June 30, 2024, assets held for sale included six office assets in the U.S., six retail assets in the U.S., three hotel assets in the U.S, one multifamily asset in the U.S, one logistics asset in the U.S. and one hospitality asset in South Korea as the partnership intends to sell its interests in these assets to third parties in the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2024		Dec. 31, 2023
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	7.34%	$2,151	7.36%	$3,251
Brookfield Property Partners’ corporate bonds	4.79%	1,389	4.67%	1,887
Brookfield Properties Retail Holdings LLC (“BPYU”) term debt	7.94%	1,192	7.96%	1,366
BPYU senior secured notes	5.20%	1,695	5.20%	1,695
BPYU corporate facility	8.19%	152	8.21%	508
BPYU junior subordinated notes	7.01%	198	7.07%	198
Subsidiary borrowings	6.68%	267	6.85%	47

Secured debt obligations:
Funds subscription credit facilities(1)	7.32%	3,497	7.38%	3,638
Fixed rate	4.81%	29,080	4.40%	28,417
Variable rate	8.25%	29,334	8.05%	28,049
Deferred financing costs		(374)		(344)
Total debt obligations		$68,581		$68,712

Current(2)		15,895		15,319
Non-current(2)		52,686		53,393
Total debt obligations		$68,581		$68,712
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.
(2)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025; however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on less than 4% of its non-recourse mortgages. The partnership is currently engaging in negotiations with respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun. 30, 2024			Dec. 31, 2023
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$43,281		$43,281	$43,788		$43,788
Euros	7,361		€6,871	7,409		€6,711
British Pounds	6,646		£5,256	6,240		£4,902
Canadian Dollars	3,474	C$	4,752	3,967	C$	5,257
Brazilian Reais	1,952	R$	10,850	1,731	R$	8,380
Indian Rupee	2,269	Rs	189,105	2,226	Rs	185,506
South Korean Won	1,941	₩	2,670,000	1,756	₩	2,280,000
Australian Dollars	1,248	A$	1,872	1,310	A$	1,923
Chinese Yuan	552	C¥	4,031	494	C¥	3,521
Other currencies	231			135
Deferred financing costs	(374)			(344)
Total debt obligations	$68,581			$68,712

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2023	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Jun. 30, 2024
Debt obligations	$68,712	634	16	(80)	82	(756)	(27)	$68,581

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2024	Dec. 31, 2023
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$594	$587
Series 3	24,000,000	6.75%	570	564
New LP Preferred Units(1)	19,000,749	6.25%	466	474
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	598,878	5.25%	15	16
Series 2	265,142	5.75%	5	7
Series 3	344,757	5.00%	6	8
Series 4	281,361	5.20%	5	7
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	152	145
BSREP V Iron REIT L.P. Preferred Interest	n/a	5.00%	38	—
Subsidiary Preferred Shares and Capital - alstria office Prime Portfolio GmbH & Co. KG (“Alstria Office Prime”)	19,472,214	n/a(2)	108	109
Brookfield India Real Estate Trust (“India REIT”)	287,235,005	n/a(3)	980	729
Capital Securities – Fund Subsidiaries			140	189
Total capital securities			$3,079	$2,835

Current			749	795
Non-current			2,330	2,040
Total capital securities			$3,079	$2,835
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)The dividend rate pertaining to Alstria Office Prime is declared annually and is neither fixed or mandatory.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

New LP Preferred Units includes $466 million (December 31, 2023 - $474 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year

Capital securities also includes $152 million at June 30, 2024 (December 31, 2023 - $145 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $108 million at June 30, 2024 (December 31, 2023 - $109 million) which represents the equity from minority shareholders who are other limited partners in the subsidiary Alstria Office Prime. The equity of these limited partners is classified as a liability under IAS 32, rather than as non-controlling interest, due to each limited partner being contractually entitled to a severance payment equivalent to the NAV per share of the Alstria Office Prime, on their date of resignation.

Capital securities also includes $980 million at June 30, 2024 (December 31, 2023 - $729 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact that India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities – Fund Subsidiaries of $140 million at June 30, 2024 (December 31, 2023 - $189 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors election.

At June 30, 2024, capital securities includes $16 million (December 31, 2023 - $22 million) repayable in Canadian Dollars of C$22 million (December 31, 2023 - C$28 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes in capital securities
(US$ Millions)	Dec. 31, 2023	Capital securities redeemed	Fair value changes	Foreign currency translation and other	Assumed from/Issued in asset acquisition	Jun. 30, 2024
Capital securities	$2,835	(12)	82	(6)	180	$3,079

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and six months ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Current income tax	$52	$39	$122	$60
Deferred income tax	(5)	(120)	7	(200)
Income tax expense (benefit)	$47	$(81)	$129	$(140)

The increase in income tax expense for the three and six months ended June 30, 2024 compared to the prior year is primarily due to tax expense uncorrelated with accounting income, a change in tax rate in certain subsidiaries and a decrease in the benefit recognized for deferred tax assets.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$704	$694
Lease liabilities(1)	1,288	1,243
Derivative liabilities	347	185
Deferred revenue	28	26
Provisions	11	12
Loans and notes payables	27	28
Total other non-current liabilities	$2,405	$2,188
(1)For the three and six months ended June 30, 2024, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities, for the current portion) was $26 million and $47 million, respectively (2023 - $20 million and $41 million).

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$3,104	$3,216
Loans and notes payable	2,226	963
Deferred revenue	507	473
Derivative liabilities	688	977
Lease liabilities(1)	46	46
Other liabilities	56	66
Total accounts payable and other liabilities	$6,627	$5,741
(1)See Note 14, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at June 30, 2024 and December 31, 2023.

Limited Partnership Units
There were 341,729,125 and 321,046,797 LP Units outstanding at June 30, 2024 and December 31, 2023, respectively.

b)Units of the operating partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 604,459,593 and 567,854,792 REUs outstanding at June 30, 2024 and December 31, 2023, respectively.

Special Limited Partnership Units
There were 6,147,901 and 5,797,155 Special LP Units outstanding at June 30, 2024 and December 31, 2023, respectively.

c)FV LTIP Units
The operating partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 573,561 and 772,537 FV LTIP Units outstanding at June 30, 2024 and December 31, 2023, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At June 30, 2024, preferred equity units had a total carrying value of $699 million (December 31, 2023 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2024	2023	2024	2023
Limited Partners	$113	$112	$226	$217
Holders of:
REUs	200	199	400	384
Special LP Units	2	1	4	3
FV LTIP Units	—	—	—	1
Total	$315	$312	$630	$605
Per unit(1)	$0.335	$0.350	$0.680	$0.700
(1)Per unit outstanding on the distribution record date.

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
REUs and Special LP Units(1)	$14,266	$14,447
FV LTIP Units(1)	13	21
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	2,735	2,708
Preferred equity of subsidiaries	4,346	4,314
Non-controlling interests in subsidiaries and properties	18,453	18,310
Total interests of others in operating subsidiaries and properties	25,534	25,332
Total non-controlling interests	$39,813	$39,800
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Corporate Holding Entities(2)	Bermuda/Canada	—%	—%	$6,451	$6,494
Brookfield Office Properties (“BPO”)(1)	Canada	—%	—%	3,592	3,070
U.S. Logistics	United States	77%	77%	1,411	1,233
U.S. Retail(3)	United States	—%	—%	1,960	1,287
Korea Mixed-use(4)	South Korea	78%	78%	825	1,056
U.S. Manufactured Housing(4)	United States	76%	76%	977	1,161
U.S. Hospitality(4)	United States	77%	77%	781	833
U.S. Life Science(4)	United States	87%	87%	712	592
Brazil Office(4)	Brazil	77%	77%	530	545
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	381	569
Other	Various	33% - 99%	33% - 99%	7,914	8,492
Total				$25,534	$25,332
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in various corporate entities of the partnership which vary from 1% - 100%.
(3)Includes non-controlling interests in BPYU subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Base rent	$1,076	$988	$2,124	$1,954
Straight-line rent	(6)	4	(12)	11
Lease termination	2	11	11	21
Other lease income(1)	170	177	355	370
Other revenue from tenants(2)	303	236	606	546
Total commercial property revenue	$1,545	$1,416	$3,084	$2,902
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Room, food and beverage	$590	$589	$1,104	$1,085
Other leisure activities	54	63	103	102
Other hospitality revenue	38	35	70	65
Total hospitality revenue	$682	$687	$1,277	$1,252

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Investment income	$17	$16	$26	$91
Fee revenue	111	143	217	211
Dividend income	15	20	28	28
Interest income and other	53	45	111	83
Total investment and other revenue	$196	$224	$382	$413

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Property maintenance	$214	$211	$424	$409
Real estate taxes	157	155	348	340
Employee compensation and benefits	54	37	107	93
Depreciation and amortization	15	13	27	25
Lease expense(1)	5	5	10	9
Other	155	131	295	264
Total direct commercial property expense	$600	$552	$1,211	$1,140
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Employee compensation and benefits	$154	$150	$302	$285
Depreciation and amortization	99	92	203	191
Cost of food, beverage, and retail goods sold	91	85	174	165
Maintenance and utilities	38	38	80	81
Marketing and advertising	21	22	49	46
Other	133	138	261	265
Total direct hospitality expense	$536	$525	$1,069	$1,033

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Employee compensation and benefits	$151	$172	$320	$318
Management fees	71	77	142	153
Professional fees	45	40	86	78
Facilities and technology	16	12	31	26
Transaction costs	20	17	26	28
Other	38	34	76	81
Total general and administrative expense	$341	$352	$681	$684

NOTE 24. FAIR VALUE (LOSSES) GAINS, NET
The components of fair value (losses), net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial properties	$(464)	$(13)	$(805)	$(130)
Commercial developments	34	(58)	160	(60)
Incentive fees(1)	—	—	(5)	(11)
Financial instruments and other	(78)	13	(230)	90
Total fair value (losses), net	$(508)	$(58)	$(880)	$(111)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 25. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (losses) income consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(183)	$208	$(517)	$386
Reclassification of realized foreign currency translation (losses) to net income on dispositions of foreign operations	(29)	—	(35)	—
Gains (losses) on hedges of net investments in foreign operations	177	(121)	349	(200)
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	(6)	—
	(35)	87	(209)	186
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2024 of nil million and $(1) million (2023 – $(31) million and $(29) million)	(14)	275	12	231
	(14)	275	12	231
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(1)	1	(1)	1
(Losses) gains on derivatives designated as cash flow hedges	(13)	17	(18)	3
	(14)	18	(19)	4
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income taxes for the three and six months ended Jun. 30, 2024 of $1 million and $(5) million (2023 – nil and nil)	(4)	(2)	5	(15)
Share of revaluation (losses) on equity accounted investments	(1)	—	(1)	—
Net remeasurement gains on defined benefit obligations	—	(2)	—	(2)
Revaluation gains, net of income taxes for the three and six months ended Jun. 30, 2024 of nil and nil (2023 – $1 million and $(1) million)	—	(2)	—	2
	(5)	(6)	4	(15)
Total other comprehensive (losses) income	$(68)	$374	$(212)	$406

NOTE 26. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, the Corporation announced the final close on the first BSREP fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2024, there remained approximately $129 million of uncontributed capital commitments.

In April 2016, the Corporation announced the final close on the second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2024, there remained approximately $538 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of June 30, 2024, there remained approximately $160 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of June 30, 2024, there remained approximately $99.3 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the third BSREP fund to which the partnership had committed $1.0 billion. As of June 30, 2024, there remained approximately $245 million of uncontributed capital commitments.

In December 2022, the Corporation announced the final close on the fourth BSREP fund to which the partnership had committed $3.5 billion. As of June 30, 2024, there remained approximately $1.4 billion of uncontributed capital commitments. Refer to Note 28, Related Parties for further information.

In October of 2020, the Corporation announced the final close on the Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($107 million). As of June 30, 2024, there remained approximately nil of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 27. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 31, Financial Instruments in the December 31, 2023 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2024	Interest rate caps of US$ SOFR debt	$10,241	1.0% - 6.9%	Jul. 2024 - Jul. 2026	$60
	Interest rate swaps of US$ SOFR debt	3,927	3.9% - 5.2%	Sep. 2024 - Mar. 2027	11
	Interest rate caps of £ SONIA debt	1,765	1.0% - 7.0%	Jul. 2024 - Apr. 2025	26
	Interest rate swaps of £ SONIA debt	909	2.7% - 4.3%	Jul. 2024 - Oct. 2028	1
	Interest rate caps of € EURIBOR debt	3,754	0.5% - 5.0%	Sep. 2024 - Apr. 2030	40
	Interest rate swaps of € EURIBOR debt	1,317	0.5% - 4.0%	Aug. 2025 - Jun. 2031	23
	Interest rate swaps of AUD BBSW/BBSY debt	811	3.9% - 4.5%	Sep. 2024 - Nov. 2028	2
	Other interest rate derivatives	301	4.5% - 11.7%	Aug. 2025 - Dec. 2027	—
Dec. 31, 2023	Interest rate caps of US$ SOFR debt	$8,530	1.0% - 6.0%	Jan. 2024 - Mar. 2025	$70
	Interest rate swaps of US$ SOFR debt	7,729	3.3% - 5.2%	Aug. 2024 - Mar. 2027	41
	Interest rate caps of £ SONIA debt	1,750	1.0% - 7.0%	Apr. 2024 - Apr. 2025	40
	Interest rate swaps of £ SONIA debt	915	2.7% - 4.3%	Jan. 2024 - Oct. 2028	11
	Interest rate caps of € EURIBOR debt	3,190	0.3% - 5.0%	Mar. 2024 - Apr. 2030	51
	Interest rate caps of € ESTR debt	390	1.9%	Jan. 2024 - Oct. 2024	4
	Interest rate swaps of € EURIBOR debt	1,267	0.5% - 4.0%	Sep. 2025 - Apr. 2030	6
	Interest rate swaps of AUD BBSW/BBSY debt	724	3.9% - 4.5%	Sep. 2024 - Nov. 2028	(3)
	Other interest rate derivatives	312	4.5% - 9.8%	Aug. 2025 - Dec. 2027	—

For the three and six months ended June 30, 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2023 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2024	Net investment hedges	€	$3,402	€0.89/$ - €0.98/$	Jul. 2024 - May 2029	$(162)
	Net investment hedges		£2,395	£0.78/$ - £0.93/$	Jul. 2024 - Sep. 2027	(306)
	Net investment hedges	A$	172	A$1.49/$ - A$1.50/$	Aug. 2024 - Nov. 2025	(8)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	7,139	R$5.14/$ - R$7.64/$	Jul. 2024 - Jun. 2027	(2)
	Net investment hedges	₩	774,244	₩1,214.55/$ - ₩1,410.00/$	Sep. 2024 - Oct. 2025	6
	Net investment hedges	Rs	70,227	Rs83.39/$ - Rs89.84/$	Jul. 2024 - Feb. 2027	(25)
	Net investment hedges	HKD	903	HKD7.81/$	Oct. 2024 - Jun. 2027	1
	Net investment hedges		£291	£0.87/€	Jul. 2025	5
	Net investment hedges	C$	176	C$1.34/$ - C$1.37/$	Jul. 2024 - Mar. 2027	—
	Net investment hedges	AED	41	AED3.67/$	May 2025	—
	Net investment hedges	CNH	4,095	CNH6.49/$ - CNH7.28/$	Jul. 2024 - Feb. 2027	14
	Net investment hedges	SEK	2,118	SEK10.09/$ - SEK10.55/$	Sep. 2024 - Mar. 2027	(1)
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(50)
Dec. 31, 2023	Net investment hedges	€	$3,026	€0.89/$ - €0.98/$	Feb. 2024 - Dec. 2026	$(293)
	Net investment hedges		£1,758	£0.77/$ - £0.93/$	Jan. 2024 - Dec. 2026	(334)
	Net investment hedges	A$	230	A$1.48/$ - A$1.51/$	Feb. 2024 - Nov. 2025	(9)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	9,351	R$4.92 - R$7.37/$	Jan. 2024 - Oct. 2026	(173)
	Net investment hedges	₩	820,473	₩1,214.55/$ - ₩1,410.00/$	Jun. 2024 - Jan. 2025	(19)
	Net investment hedges	Rs	69,151	Rs81.82/$ - Rs89.84/$	Jan. 2024 - May. 2026	(19)
	Net investment hedges	HKD	709	HKD7.75/$ - HKD7.84/$	Mar. 2024 - Apr. 2026	—
	Net investment hedges		£375	£0.86/€	Jul. 2024	(4)
	Net investment hedges	CNH	4,022	CNH6.54/$ - CNH7.02/$	Jun. 2024 - Oct. 2026	1
	Net investment hedges	SEK	1,953	SEK10.03/€ - SEK11.01/€	Sep. 2024 - Nov. 2026	(10)
	Net investment hedges	C$	18	C$1.28/$ - C$1.34/$	Oct. 2024 - Jan. 2025	—
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C1.34/$	Mar. 2024 - Feb. 2028	(16)

For the three and six months ended June 30, 2024 and 2023, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2024	Interest rate caps	$19,557	1.0% - 9.9%	Jul. 2024 - Feb. 2027	$(22)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(19)
	Interest rate swaps of US$ debt	1,899	3.3% - 5.0%	Mar. 2025 - Mar. 2028	14
Dec. 31, 2023	Interest rate caps	$20,706	1.0% - 9.9%	Jan. 2024 - Aug. 2026	$(32)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(21)
	Interest rate swaps of US$ debt	1,597	3.3% - 4.1%	Mar. 2025 - Mar. 2028	19

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Jun. 30, 2024		Dec. 31, 2023
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$1,663	$1,663	$1,792	$1,792
Other non-current assets
Securities - FVTPL	FVTPL	3,232	3,232	3,240	3,240
Derivative assets	FVTPL	138	138	192	192
Accounts receivable	Amortized cost	47	47	43	43
Securities - FVTOCI	FVTOCI	36	36	61	61
Other marketable securities	Amortized cost	28	28	28	28
Restricted cash	Amortized cost	568	568	581	581
Current assets
Loans receivable in foreclosure(1)	FVTPL	—	—	622	622
Securities - FVTOCI	FVTOCI	32	32	25	25
Derivative assets	FVTPL	523	523	299	299
Accounts receivable(2)	Amortized cost	941	941	1,355	1,355
Restricted cash	Amortized cost	319	319	326	326
Cash and cash equivalents	Amortized cost	2,401	2,401	2,341	2,341
Total financial assets		$9,928	$9,928	$10,905	$10,905
Financial liabilities
Debt obligations(3)	Amortized cost	68,581	68,216	68,712	68,291
Capital securities	Amortized cost	2,939	2,939	2,646	2,646
Capital securities - fund subsidiaries	FVTPL	140	140	189	189
Other non-current liabilities
Loan payable	FVTPL	27	27	28	28
Accounts payable	Amortized cost	704	704	694	694
Derivative liabilities	FVTPL	347	347	185	185
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	3,104	3,104	3,216	3,216
Loans and notes payable	Amortized cost	2,226	2,226	963	963
Derivative liabilities	FVTPL	688	688	977	977
Total financial liabilities		$78,756	$78,391	$77,610	$77,189
(1)The prior year includes loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure. In the six months ended June 30, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the condensed consolidated balance sheet.
(2)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $125 million and $50 million as of June 30, 2024 and December 31, 2023, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and nil as of June 30, 2024 and December 31, 2023, respectively.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $169 million and $57 million as of June 30, 2024 and December 31, 2023, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2024				Dec. 31, 2023
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	10	904	2,318	3,232	36	904	2,923	3,863
Securities - FVTOCI	21	—	47	68	24	—	62	86
Derivative assets	—	660	1	661	3	486	2	491
Total financial assets	$31	$1,564	$2,366	$3,961	$63	$1,390	$2,987	$4,440

Financial liabilities
Capital securities - fund subsidiaries	—	—	140	140	—	—	189	189
Derivative liabilities	—	1,035	—	1,035	—	1,162	—	1,162
Loan payable	—	27	—	27	—	28	—	28
Total financial liabilities	$—	$1,062	$140	$1,202	$—	$1,190	$189	$1,379

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2024 and December 31, 2023:

	Jun. 30, 2024		Dec. 31, 2023
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,987	$189	$2,250	$577
Acquisitions	152	—	303	—
Dispositions	(20)	—	(29)	—
Fair value (losses) gains, net and OCI	(134)	(48)	454	(408)
Acquisition of Foreign Investments	—	—	22	—
Other	(619)	(1)	(13)	20
Balance, end of period	$2,366	$140	$2,987	$189

NOTE 28. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of the Corporation. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for our Office, Retail and the Corporate segments; and (ii) the carrying value non-voting common equity of a BPY subsidiary (“Canholdco Class B Common Shares”) and any fees payable by us in connection with our commitment to private real estate funds of any service providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three and six months ended June 30, 2024, the partnership paid a base management fee of $44 million and $89 million (2023 - $50 million and $99 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, the Corporation contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, the Corporation acquired the seven-year tranche of preferred equity units from the holder and exchanged such units for REUs. The seven-year tranche of preferred equity units were subsequently canceled.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(21)	$(112)
Loans and notes receivable	270	112
Corporate borrowings	(1,166)	(1,076)
Property-specific debt obligations	(1,066)	(1,473)
Loans and notes payable and other liabilities	(773)	(901)
Preferred shares held by Brookfield Corporation	(2,735)	(2,708)
Brookfield Corporation interest in Canholdco	(1,295)	(1,415)
Preferred shares held by Brookfield Reinsurance Ltd. (“BNRE”)	(1,600)	(1,600)

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Transactions with related parties:
Commercial property revenue(1)	$16	$(4)	$31	$29
Management fee income	60	(8)	107	71
Interest expense on debt obligations	50	18	90	41
General and administrative expense(2)	83	95	166	181
Construction costs(3)	13	19	36	35
Distributions on Brookfield Corporation’s interest in Canholdco	4	8	9	36
Capital calls, net funded by BNRE(4)	—	17	—	53
Incentive fees	—	—	5	11
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.
(4)BNRE, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV.

As of June 30, 2024, balances outstanding with related parties include a net payable balance with BN of $871 million.

On January 1, 2023, the partnership acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. The partnership repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. The partnership funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, the partnership sold partial interests in six Office assets to BNRE, including partial interest in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions the partnership issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE. Upon conversion, it is expected that BNRE will assume a partial interest in the partnership’s LP interest in BSREP IV. The partnership will continue to consolidate its LP interest in BSREP IV until conversion, as its contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. The partnership received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December 2023 of $263 million and $101 million, respectively, in respect to BSREP IV investments, which were funded by the partial paydown of the note receivable.

In June 2024, the partnership sold partial interests in ten Office and Retail assets in the U.S. and Canada to BNRE, for net proceeds of approximately $1.3 billion. The partnership used the proceeds from these dispositions toward repayments of corporate and asset-level debt.

NOTE 29. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2024 and 2023:

(US$ Millions)	Total revenue		FFO
Three months ended Jun. 30,	2024	2023	2024	2023
Office	$499	$503	$6	$7
Retail	376	372	65	76
LP Investments	1,486	1,392	(10)	—
Corporate	62	60	(194)	(191)
Total	$2,423	$2,327	$(133)	$(108)

(US$ Millions)	Total revenue		FFO
Six months ended Jun. 30,	2024	2023	2024	2023
Office	$983	$1,000	$(6)	$24
Retail	771	761	171	178
LP Investments	2,874	2,695	(28)	(30)
Corporate	115	111	(392)	(379)
Total	$4,743	$4,567	$(255)	$(207)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and six months ended June 30, 2024 and 2023:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2024
Office	$324	$115	$7	$53	$499
Retail	279	70	—	27	376
LP Investments	639	118	675	54	1,486
Corporate	—	—	—	62	62
Total	$1,242	$303	$682	$196	$2,423

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2023
Office	$337	$116	$6	$44	$503
Retail	273	65	—	34	372
LP Investments	570	87	681	54	1,392
Corporate	—	(32)	—	92	60
Total	$1,180	$236	$687	$224	$2,327

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2024
Office	$653	$232	$14	$84	$983
Retail	570	138	—	63	771
LP Investments	1,255	236	1,263	120	2,874
Corporate	—	—	—	115	115
Total	$2,478	$606	$1,277	$382	$4,743

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2023
Office	$665	$228	$14	$93	$1,000
Retail	560	134	—	67	761
LP Investments	1,131	184	1,238	142	2,695
Corporate	—	—	—	111	111
Total	$2,356	$546	$1,252	$413	$4,567

The following summaries present share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the three and six months ended June 30, 2024 and 2023:

(US$ Millions)	Share of net (losses) earnings from equity accounted investments		Interest expense
Three months ended Jun. 30,	2024	2023	2024	2023
Office	$(35)	$(249)	$(229)	$(219)
Retail	168	87	(205)	(201)
LP Investments	(22)	(36)	(735)	(658)
Corporate	—	—	(112)	(96)
Total	$111	$(198)	$(1,281)	$(1,174)

(US$ Millions)	Share of net earnings (losses) from equity accounted investments		Interest expense
Six months ended Jun. 30,	2024	2023	2024	2023
Office	$(54)	$(239)	$(462)	$(431)
Retail	305	125	(383)	(394)
LP Investments	(8)	(60)	(1,432)	(1,320)
Corporate	—	—	(217)	(196)
Total	$243	$(174)	$(2,494)	$(2,341)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2024 and December 31, 2023:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023	Jun. 30, 2024	Dec. 31, 2023
Office	$31,235	$31,942	$16,275	$16,726	$7,893	$8,199
Retail	30,746	30,722	12,642	13,528	9,746	9,501
LP Investments	69,010	67,223	48,376	45,203	1,248	1,735
Corporate	1,634	1,690	6,831	7,533	—	—
Total	$132,625	$131,577	$84,124	$82,990	$18,887	$19,435

The following summary presents a reconciliation of FFO to net loss for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
FFO(1)	$(133)	$(108)	$(255)	$(207)
Depreciation and amortization of real estate assets	(84)	(78)	(171)	(159)
Fair value (losses), net	(508)	(58)	(880)	(111)
Share of equity accounted earnings (losses) - non-FFO	8	(291)	5	(423)
Income tax expense (benefit) expense	(47)	81	(129)	140
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	281	(77)	562	(3)
Net loss attributable to unitholders(2)	(483)	(531)	(868)	(763)
Non-controlling interests of others in operating subsidiaries and properties	(306)	73	(630)	(89)
Net loss	$(789)	$(458)	$(1,498)	$(852)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated income statements.

NOTE 30. SUBSEQUENT EVENTS

On July 10, 2024, the partnership acquired a portfolio of 128 logistics assets in the U.S. in one of our opportunistic real estate funds for $1.3 billion.